Tri-Continental Corporation
Exhibit 77 C
Matters Submitted to a Vote of Security Holders






A Special Meeting of Stockholders was held on September 28, 2006, in New York, NY at which Tri-Continental Stockholders voted on the election of Directors and to amend the Corporation's Charter. At the meeting, Tri-Continental's Slate, the incumbent Directors, were re-elected. The number of shares voted are as follows:

Election of Directors:



                                         For         Withheld
Tri-Continental's Slate:

John R. Galvin                      44,447,227        2,815,344
William C. Morris                   44,360,109        2,902,462
Robert L. Shafer                    44,468,582        2,793,989

Dissident's Slate:

Arthur D. Lipson                    30,276,052          694,165
Paul DeRosa                         30,279,387          690,830
David B. Ford                       30,277,272          692,945



With respect to the proposal to amend the Corporation's Charter, the meeting was adjourned to October 4, 2006. A description of the proposal and the shares voted are as follows:

To approve an amendment to the Corporation's charter to provide that the presence in person or by proxy of Stockholders entitled to case at least one-third of all the votes entitled to be cast at a Stockholder meeting constitutes a quorum, unless a higher percentage is specified in the Bylaws of the Corporation:



                      For           Against            Abstain
                 44,594,484        31,999,634         2,185,702